UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

LANCASTER COLONY CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

513847103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 513847103	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons. John B. Gerlach, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 450,910
	6.	Shared Voting Power 987,275
	7.	Sole Dispositive Power 450,910
	8.	Shared Dispositive Power 987,275

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,185
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 513847103	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer:

Lancaster Colony Corporation

(b)	Address of Issuer’s Principal Executive Offices

380 Polaris Parkway, Westerville, Ohio 43082

Item 2.

(a)	Name of Person Filing

John B. Gerlach, Jr.

(b)	Address of Principal Business Office or, if none, Residence

380 Polaris Parkway, Westerville, Ohio 43082

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Shares, without par value

(e)	CUSIP Number

513847103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3)(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. Institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,438,185

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 450,910

CUSIP No. 513847103	13G	Page 4 of 4 Pages

(ii) Shared power to vote or to direct the vote 987,275

(iii) Sole power to dispose or to direct the disposition of 450,910

(iv) Shared power to dispose or to direct the disposition of 987,275

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2022
Date

/s/ John B. Gerlach, Jr.
Signature

John B. Gerlach, Jr.
Name